VIA EDGAR AND EMAIL

October 13, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes

Re:	Biofrontera Inc. Registration Statement on Form S-1 Filed October 5, 2023 File No. 333-274871

We are submitting this letter on behalf of our client Biofrontera Inc. (the “Company”) in response to the comment letter, dated October 11, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and our Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amendment No. 1 marked to indicate changes from the Company’s Registration Statement filed on October 5, 2023. Our response is set forth in ordinary type beneath the Staff comment, which is set out in bold type.

Registration Statement on Form S-1 filed on October 5, 2023

Cover Page

1.	Please revise your cover page to disclose the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the cover page of the Amendment has been revised to disclose the date the offering will terminate.

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at solder@mcguirewoods.com or (212) 548-2122.

Sincerely,

/s/ Stephen Older
McGuireWoods LLP

cc:	Hermann Luebbert, Biofrontera Inc.
Fred Leffler, Biofrontera Inc.
Jonathan Zimmerman, Faegre Drinker Biddle & Reath LLP